

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 21, 2024

Harish Chidambaran
Chief Executive Officer
iLearningEngines, Inc.
6701 Democracy Blvd., Suite 300
Bethesda, Maryland 20817

> **Re: iLearningEngines, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 3, 2024**
> **File No. 333-279908**

Dear Harish Chidambaran:

We have conducted a limited review of your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. While we note you have disclosed the price that the selling securityholders paid for certain of securities registered for resale, please ensure you provide this disclosure for each of the securities being registered for resale.

2. We note that you are a "controlled company" within the meaning of the corporate governance requirements of Nasdaq. Please revise your cover page and summary to disclose (i) your "controlled company" status; (ii) your controlling shareholder; and (iii) the voting power percentage of your controlling shareholder.

<u>The Offering, page 4</u>

3.   You provide one example where selling shareholders would experience potential profit in the case of the holders of the Founder Shares selling their shares at the current market price. Please disclose the potential profit that other selling securityholders would earn based on the current trading price of your shares, to the extent applicable.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Recent Developments</u>
<u>Business Combination, page 60</u>

4.   Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company's common stock. Your discussion should highlight the fact that the Chidambarans and Arrowroot Acquisition, beneficial owners of over 76% of your outstanding shares, will be able to sell all their outstanding shares for so long as the registration statement of which this prospectus forms a part is available for use.

5.   Please disclose how the material events that occurred from February 2024 through the consummation of the business combination facilitated being able to close the business combination and list on Nasdaq.

<u>Liquidity and Capital Resources, page 79</u>

6.   Please expand your discussion of capital resources to address the changes in the company's liquidity position since the business combination. For example, disclose the total percentage of Arrowroot Acquisition's public shares that were redeemed in connection with extension votes and the vote on the Business Combination, the resulting amount of funds you received from the trust account and the transaction costs of the Business Combination. Disclose the amount of debt and other securities issued, net proceeds received, and fees paid or payable to finance the company and its obligations in connection with and following the Business Combination.

7.   In addition, please discuss the prepaid Forward Purchase Agreement with Polar Multi-Strategy Master Fund. Provide a plain English description of the risks and benefits to each of the company and Polar based upon how the agreement operates. Also provide examples of how the agreement operates. Describe the best and worst potential outcomes for the company and for Polar, highlighting what factors would impact the outcomes. Explain why the company entered into the agreement and the consideration given to how the prepaid amount would be paid to Polar at closing of the Business Combination. Discuss the amount of cash and securities each party has received to date and how it was determined. Disclose how and why the agreement was amended on April 9, 2024, and if the agreement is still operative.

Selling Shareholders, page 131

8.   When discussing lock-up provisions, you refer reader to "Certain Relationships and Related Party Transactions — Lock-up Agreements"; however, there is no such section in the prospectus. Please revise. Furthermore, you indicate on page 131 that certain selling shareholders entered into a lock-up agreement with the company with respect to shares that may be sold pursuant to the current registration statement, but also indicate on page 49 that the company's bylaws contain lock-up provisions with the same terms. Please clarify what instrument governs the applicable lock-up provisions for the selling shareholders. Disclose which selling stockholders are subject to the lock-up provisions. Lastly, disclose the lock-up provisions in the Plan of Distribution, discussing under what circumstances the lock-up provisions may be waived. Disclose that the company already waived the provisions for certain shareholders in April 2024 and discuss why the company chose to waive the provisions for those shareholders. Identify any selling shareholders for which the lock-up provisions have been waived.

9.   Please identify the persons who have control over Venture Lending & Leasing IX, Inc. and WTI Fund X, Inc.

10.   Please identify Cantor Fitzgerald & Co. as a registered broker-dealer and disclose how it received the shares it is offering.

Plan of Distribution, page 150

11.   We note your disclosure that the selling securityholders may sell their securities "to or through underwriters or broker-dealers" and that "[a]t the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public." Please revise to state that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement. Refer to Item 512(a)(1)(iii) of Regulation S-K and the associated undertaking you have provided on page II-7.

     We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Mitchell Austin at 202-551-3574 or Kathleen Krebs at 202-551-3350 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Paul S. Alexander